FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Free BlackBerry Enterprise Server Express Software for IBM Lotus Domino	3

Document 1

November 5, 2010

RIM Announces Free BlackBerry Enterprise Server Express Software for IBM Lotus Domino

Wirelessly Synchronizes BlackBerry Smartphones with Lotus Email, Calendar, Contacts and More; Works with Business and Personal Data Plans

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) announced today BlackBerry® Enterprise Server Express for IBM Lotus Domino – free server software that wirelessly synchronizes email, calendar, contacts, notes and tasks between BlackBerry® smartphones and IBM Lotus Domino without compromising security. The software is available today at www.blackberry.com/besexpress.

BlackBerry Enterprise Server Express uses the same robust security architecture of the market-leading, premium BlackBerry® Enterprise Server, and includes more than 75 of the over 500 smartphone controls and IT security policies available with the premium version of BlackBerry Enterprise Server software. It supports BlackBerry smartphones on business data plans as well as most personal data plans*.

“BlackBerry Enterprise Server Express is a free download that is designed for businesses of all sizes. It provides an easy way for businesses to get started using BlackBerry smartphones with IBM Lotus Domino and it’s also an ideal no-cost software solution for businesses that want to allow their employees to connect their personal BlackBerry smartphones to their work email,” said Jeff McDowell, Senior Vice President, Enterprise and Platform Marketing at Research In Motion.

"There's tremendous growth in work force mobility, from small businesses through to major corporations, and there is clear evidence that shows how smartphones can increase organizational responsiveness, improve productivity and help employees make the most of their time,” said Ed Brill, Director, Messaging and Collaboration, IBM Software Group. “BlackBerry Enterprise Server Express is a great opportunity for businesses to cost-effectively extend Lotus Domino to more employees on BlackBerry smartphones.”

With BlackBerry Enterprise Server Express connected to IBM Lotus Domino, BlackBerry smartphone users will be able to:

•	Wirelessly synchronize email, calendar, contacts, notes and tasks
•	Manage email folders and search email on the mail server from their smartphones
•	Book meetings and appointments, accept meeting requests, check availability and forward calendar attachments
•	Set an out-of-office reply
•	Access files stored on the company network
•	Use mobile applications to access business systems behind the firewall

For IT administrators, BlackBerry Enterprise Server Express includes:

•	A Web-based interface that allows remote administration and makes it easy to deploy applications over the air, connect and manage BlackBerry smartphones, and apply usage policies
•	Over 75 IT controls and policies, including the ability to remotely wipe a smartphone and enforce and reset passwords
•	Employee self-service tools for securing a lost or stolen device

BlackBerry Enterprise Server Express works with Domino Enterprise Server and Domino Messaging Server. It can support multiple Lotus Domino domain environments from a single Web-based administration interface and can be run in parallel with the premium BlackBerry Enterprise Server software for the same instance of IBM Lotus Domino.

The premium version of BlackBerry Enterprise Server for IBM Lotus Domino provides more extensive mobile device management capabilities, over 500 smartphone controls and IT security policies for more granular control, and is required for add-on solutions such as BlackBerry® Mobile Voice System, Chalk™ Pushcast™ Software, the BlackBerry® Clients for IBM Lotus Sametime, Lotus Connections, and Lotus Quickr, and other enterprise-grade systems. The premium BlackBerry Enterprise Server is ideal for managing company-issued BlackBerry smartphones, whereas the free BlackBerry Enterprise Server Express is an ideal option for securely connecting employee-owned BlackBerry smartphones to the corporate network without adding software licensing costs to the company.

BlackBerry Enterprise Server Express for Lotus Domino is available today in seven languages, including English, French, Italian, German, Spanish, Japanese and Brazilian Portuguese.

More information is available at www.blackberry.com/besexpress.

* Supports BlackBerry smartphones on business data plans as well as personal data plans that include Internet access.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as “expect”, “anticipate”, “estimate”,  “may”,  “will”, “should”, “intend,” “believe”, and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 08, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations